United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

FREE TRANSLATION FROM PORTUGUESE VERSION

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF VALE S.A., HELD ON SEPTEMBER 21, 2020.

PUBLICLY HELD COMPANY

National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas – CNPJ) 33.592.510/0001-54

Company Registration Identification Number (Número de Identificação do Registro de Empresas – NIRE) 33.300.019.766

01 - PLACE, DATE AND TIME:

As prescribed at the Article 4, Paragraph 3°, of Instruction nº 622/2020 issued by the the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM), the Extraordinary Shareholder’s Meeting (“Meeting”) was held exclusively in digital way, at the Webex digital platform, on September 21st, 2020, at 10 a.m.

02 - PANEL:

Chairman: Mr. Luiz Antonio Campos, appointed pursuant to Article 9, paragraph 1 of the Company’s By-laws

Secretary: Mrs. Maria Isabel dos Santos Vieira.

03 - ATTENDANCE AND “QUORUM”:

Attended by shareholders representing 31,7% of the share capital, as recorded in the list of attendants shareholders at the digital platform Webex, thereby confirming the required quorum for the Extraordinary Shareholders’ Meeting (“Meeting”) to occur.

04 – REQUIREMENTS OF THE DIGITAL PLATFORM

The digital platform Webex used for the Meeting is in accordance with the requirements set forth in the First Paragraph of the Article 21-C, of CVM Instruction # 481/2009 (“CVM Instruction 481”).

Minutes of the Extraordinary Shareholders’ Meeting

of Vale S.A., held on August 21, 2020 (Continued).

The shareholders who attended the Meeting using the Webex digital platform previously authorized the Company to use the information of the Meeting recording for the properly right ends.

05 – NOTICE OF MEETING:

The notice of the Meeting was duly made by publication of the Notice of Meeting on August 24, 25 and 26, 2020, in the Official Gazette of the State of Rio de Janeiro, pages 155, 156 and 157, respectively, and in the newspaper Valor Econômico of Rio de Janeiro, on August 22, 23 and 24 (sole edition), 25 and 26, 2020, pages E2, E2 and E2, respectively, in order to vote on the separate election of one (1) principal member of the Fiscal Council, by the shareholder holding all the special-class preferred shares (Golden Shares) issued by Vale, to complete the term of office until the Annual Shareholders’ Meeting to be held in 2021.

All documents required by Brazilian Corporate Law 6,404/1976 (“Law 6,404/1976”) and by the CVM rules applicable to the matter on the Agenda were made available to the Company’s shareholders, on the Company’s investor relations website and through the CVM’s System for Sending Periodic and Occasional Information (Sistema de Envio de Informações Periódicas e Eventuais - IPE) upon publication of the Notice of Meeting.

06 - READING OF DOCUMENTS:

The documents related to the matter to be discussed during the Meeting could also be found on the Panel, namely: (i) publications of the Notice of Meeting; (ii) Manual with information about the Meeting and Proposal - especially about the candidate indicated to the election as a member of Fiscal Council. were released to the market on August 21, 2020. The shareholders unanimously waived the reading of these documents in attendance, since they are already public.

07 - RESOLUTIONS:

7.1              As per the separate election by the shareholder of the totality of the Golden Shares issued by Vale, in the terms of the Article 5, Paragraph 4° of the By-laws, it was approved the election of Mr. Bruno Funchal, Brazilian, married, economist, bearer of identity card IFP/RJ #11775885-4, enrolled with General Taxpayers’ Registry under #082.654.487-83, with commercial address at Esplanada dos Ministérios, Bloco P, 2nd floor, in the City of Brasília, DF, as effective member of the Fiscal Council, without dissenting votes or abstentions, with a term of office until the Annual Shareholders’ Meeting of 2021. The investiture of the elected member of the Fiscal Council, who will complete the term of office until the Annual Shareholders’ Meeting of 2021, is subject to the signing of the investiture term, as well as the presentation of the legally required documents.

Minutes of the Extraordinary Shareholders’ Meeting

of Vale S.A., held on August 21, 2020 (Continued).

08 - DRAWING UP AND PUBLICATION OF THE MINUTES

The shareholders that attended the Meeting by the digital platform Webex are considered as subscribers of the minutes of this Meeting and of the Company’s Meetings Attendance Book, being right that the record in the minutes was taken by the meeting Panel, in accordance with the Article 21-V, First and Second Paragraph, of the CVM Instruction 481. Pursuant to Article 9, paragraph 2 of the By-Laws, the minutes are drawn up in the form of a summary of the resolutions taken and will be published with the omission of the signatures of the shareholders in attendance.

09 - CLOSING:

There being no further matters to discuss, the Chairman of the meeting suspended the proceedings for the drawing up of the minutes of this Meeting, which was signed by the Chairman and the Secretary of these Meeting, in accordance with Article 21-V, §1 and §2 of CVM Instruction 481.

I certify that the minutes are a copy of the original drawn-up in the proper book.

Rio de Janeiro, August 21, 2020.

Maria Isabel dos Santos Vieira

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: September 21, 2020		Head of Investor Relations